                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              dated October 2, 1998

                             GENESIS MICROCHIP INC.

                      200 Town Centre Boulevard, Suite #400
                        Markham, Ontario, Canada L3R 8G5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F [X] Form 40-F [ ].

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes [ ]   No [X].

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

-----------------

                             Genesis Microchip Inc.
                                    Form 6-K

     Genesis Microchip Inc. (the "Company") reported its results for the three months ended August 31, 1998 in a press release dated as of September 17, 1998. Such press release is attached as Exhibit 1.(A) hereto and is incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three Month Results

     Total revenues for the three months ended August 31, 1998 were $6.2 million, an increase of 182.2% over total revenues of $2.2 million in the corresponding period in the previous year. Net income for the three months ended August 31, 1998 was $1.9 million, an increase of 1,767.3% over net income of $101,000 in the corresponding period in the previous year. Fully diluted earnings per share for the three months ended August 31, 1998 was $0.13 on 15.0 million shares, compared with $0.01 on 11.8 million shares in the corresponding period in the previous year.

Revenues and Gross Profit

     Total revenues for the three months ended August 31, 1998 of $6.2 million increased 182.2% from $2.2 million in the corresponding period in the previous year and increased from total revenues of $5.5 million in the three months ended May 31, 1998, an increase of 12.1%. This growth is attributable to increased revenues from the flat panel LCD monitor market, as well as from increased revenues from the imaging market.

     Overall gross profit in the three months ended August 31, 1998 was 67.2%, compared with 73.4% in the corresponding period in the previous year and 65.8% in the three months ended May 31, 1998. Gross profit on product sales has declined as a result of increased volume purchases by customers. The increase in gross profit in the three month period ended August 31, 1998 over the three month period ended May 31, 1998 was a result of an increase in higher margin development contracts. Gross margins are expected to continue to decline in future periods as the Company enters higher volume markets.

Operating Expenses

     Gross research and development expenses for the three months ended August 31, 1998 were $1.4 million, an increase of 62.0% over gross research and development expenses of $840,000 in the corresponding period in the previous year, reflecting an increase in the number of research and development staff. Investment tax credits and government assistance for the three months ended August 31, 1998 were $178,000, a decrease of 14.4% over investment tax credits and government assistance of $205,000 in the corresponding period in the previous year. This decline was a result of the decrease in the rate at which investment tax credits are earned.

     Selling and marketing expenses for the three months ended August 31, 1998 were $1.1 million, an increase of 69.1% over selling and marketing expenses of $661,000 in the same period in the previous year. This increase was primarily as a result of increased staff levels and increased commission expense on increased revenues.

     General and administrative expenses for the three months ended August 31, 1998 were $398,000, an increase of 42.1% over general and administrative expenses of $280,000 in the corresponding period in the previous year. This increase was as a result of increased staff levels and the increased costs associated with being a public company.

     There was no provision for income taxes in the three-month periods ended August 31, 1998 and 1997 because the Company had investment tax credits, non-capital losses and unclaimed research and development expenditures available for carry-forward against taxes payable or taxable income.

Balance Sheet

     Cash and cash equivalents at August 31, 1998 decreased to $35.0 million from $35.9 million at May 31, 1998. This decrease was primarily a result of increased investments in accounts receivable and inventory and a reduction in accrued liabilities.

     Accounts receivable, trade and inventory at August 31, 1998 increased to $4.4 million and $4.3 million, respectively from $2.5 million and $3.3 million, respectively at May 31, 1998 as a result of increases in revenues and the timing of revenues in the period. Accrued liabilities decreased as a result of the payment of annual employee incentives.

     Total common shares outstanding increased to 14.1 million at August 31, 1998 from 13.8 million at May 31, 1998 as a result of the exercise of certain stock options and the exercise of all outstanding compensation options.

CHANGE IN OFFICERS

     The Company reported that Stephen J. Solari, formerly Vice President, Marketing and Business Development, was promoted to Executive Vice President and Chief Operating Officer in a press release dated as of September 17, 1998. Such press release is attached as Exhibit 1.(A) hereto and is incorporated by reference herein.

OTHER MATTERS

     In a press release dated April 17, 1998, the Company reported that certain agreements had been entered into among the Company, Lance Greggain, the Company's former Chief Technology Officer and Shamrock Semiconductor, the company Mr. Greggain incorporated. On September 18, 1998, the parties to those agreements mutually agreed to terminate them.

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                                  EXHIBIT INDEX

Exhibit 1.(A) Press release, dated September 17, 1998, announcing the results of Genesis Microchip Inc. for the quarter ended
                  August 31, 1998 and the appointment of Stephen J. Solari as
                  Executive Vice President and Chief Operating Officer.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GENESIS MICROCHIP INC.


                                       By: /s/ I. Eric Erdman
                                           ----------------------------
                                           I. Eric Erdman
                                           Secretary and Chief Financial Officer

                                    EXHIBIT A

Genesis Microchip Announces Record First Quarter Fiscal 1999 Results Revenues Increased 182% Year-Over-Year
Creates New Position To Support Continued Growth

     (TORONTO, ON, Sept. 17, 1998) -- Genesis Microchip Inc. [NASDAQ: GNSSF], a leader in imaging, digital video and graphics processing integrated circuits
(ICs), today reported record revenues for its first quarter fiscal 1999, which ended on August 31.

     Revenues for the first quarter of fiscal 1999 increased 182% to $6.2 million from $2.2 million in the year-ago period. Sequentially, revenues grew 12% from the fourth quarter of fiscal 1998, due to increased sales in the flat panel LCD monitor market and increased revenues from the high-end imaging market, in part as a result of the recently announced development contract with Kaiser Electronics.

     Net income in the first quarter was $1.9 million, up 15% from the fourth quarter of fiscal 1998 and up substantially from $0.1 million in the year-ago period. Fully diluted earnings per share were $0.13, up 8% from $0.12 in the previous quarter and up significantly from $0.01 in the year-ago period. No provision for income taxes has been reflected in the above amounts as a result of available tax loss carryforwards.

     "We are pleased with the favorable results we achieved in a somewhat challenging quarter," said Paul Russo, Genesis's Chairman and Chief Executive Officer. "We entered the quarter facing an inventory correction in the projection market and anticipating the ramp of several customers in the LCD monitor market. The opportunity and growth for Genesis in the LCD monitor market has exceeded our expectations.

     "To ensure our leadership and competitiveness in this market, we plan to introduce two new additions to our highly successful Z1 chip. These new products will offer our customers the highest image quality, requisite 'plug and play' attributes, along with several new features at significantly improved prices."

     The Company also noted progress with its VLX1 chip targeted at the DVD, home theater and PDP TV markets. This device, which has already demonstrated the highest video quality ever produced by a Genesis chip, is expected to start limited commercial shipments into consumer products in time for the Christmas 1998 season.

     Also, the Company announced today that Stephen J. Solari has been named Executive Vice President and Chief Operating Officer, a newly created position.

     "Genesis has experienced significant growth over the last four years," observed Mr. Russo. "Having Steve as COO will better position the Company to pursue our aggressive growth plan."

     Mr. Solari, 42, joined Genesis in January 1997 as Vice President of Marketing and Business Development. Prior to Genesis, he held management positions at both C-Cube Microsystems and Philips Semiconductor. Mr. Solari holds a B.S. degree in Electrical Engineering and an M.B.A. degree from the University of California, Berkeley.

     Financial information in this release is expressed in United States dollars and is prepared in accordance with generally accepted accounting principles as applied in Canada.

     Parts of this release contain "forward-looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the growth rate of the markets into which the company sells its products; market acceptance of and demand for the products of the company and those of the company's customers; unanticipated delays or problems in the introduction of the company's products; the company's ability to introduce new products in accordance with OEM design requirements and design cycles; new product announcements or product introductions by the company and the company's competitors; availability and cost of manufacturing sources for the company's products; supply constraints for components incorporated into the company's customers' products; changes in the mix of sales to OEMs and distributors; incorrect forecasting of future revenues; the volume of orders that are received and can be filled in a quarter; the rescheduling or cancellation of orders by customers; costs associated with protecting the company's intellectual property; changes in product mix; changes in product costs and pricing; and currency exchange rate fluctuations.

     Genesis Microchip Inc. - an ISO9001-registered company - is a leader in imaging and digital video/graphics processing technologies. Customers include Apple Computer, CTX Opto-Electronics Corp., Hitachi, Ltd., In Focus Systems, LG Electronics, Philips Multimedia, Samsung Electronics, Sharp Corp., Silicon Graphics Inc., Sony Corp., Texas Instruments and more than 180 other companies.

                             GENESIS MICROCHIP INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands of US dollars, except per share amounts)
                                   (Unaudited)

                                                                                        Three Months Ended
                                                                                Aug. 31, 1997       Aug. 31, 1998
                                                                              ----------------    ----------------
REVENUES:
     Products.............................................................       $       2,061       $       5,813
     Design services and other............................................                 141                 400
                                                                              ----------------    ----------------
         Total revenues...................................................               2,202               6,213
Cost of revenues..........................................................                 585               2,039
                                                                              ----------------    ----------------
Gross profit..............................................................               1,617               4,174
                                                                              ----------------    ----------------

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
OPERATING EXPENSES:
     Research and development.............................................                 840               1,361
     Investment tax credits and government assistance.....................               (205)               (178)
                                                                              ----------------    ----------------
                                                                                           635               1,183
     Selling and marketing................................................                 661               1,118
     General and administrative...........................................                 280                 398
                                                                              ----------------    ----------------

     Total operating expenses.............................................               1,576               2,699
                                                                              ----------------    ----------------
Income from operations....................................................                  41               1,475
Interest income...........................................................                  60                 411
                                                                              ----------------    ----------------
Income before income taxes................................................                 101               1,886
Income tax provision......................................................                  --
                                                                              ----------------

Net income                                                                        $        101        $      1,886
                                                                              ================    ================

EARNINGS PER SHARE:
     Basic................................................................       $        0.01       $        0.14
                                                                              ================    ================
     Fully diluted........................................................       $        0.01       $        0.13
                                                                              ================    ================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands):
     Basic................................................................               7,554              13,993
                                                                              ================    ================
     Fully diluted........................................................              11,766              14,955
                                                                              ================    ================


                             GENESIS MICROCHIP INC.
                           CONSOLIDATED BALANCE SHEETS
                             (amounts in thousands)


                                                                                May 31, 1998      August 31, 1998
                                                                              ----------------    ----------------
                                                                                           (Unaudited)
ASSETS
Current assets:
         Cash and cash equivalents                                                 $    35,904         $    35,045
         Accounts receivable trade                                                       2,523               4,359
         Employee loan receivable                                                           69                  64
         Investment tax credits receivable                                               1,735               1,775
         Inventory                                                                       3,278               4,338
         Other                                                                             135                 245
                                                                              ----------------    ----------------
Total current assets                                                                    43,644              45,826
Capital assets                                                                           2,080               2,232
Deferred income taxes                                                                    1,642               1,642
Other                                                                                       80                  80
                                                                              ----------------    ----------------
         Total assets                                                              $    47,446         $    49,780
                                                                              ================    ================

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
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
         Bank indebtedness                                                                  --                 623
         Accounts payable                                                                1,498               1,664
         Accrued liabilities                                                             1,045                 395
         Current portion of loan payable                                                    97                  90
                                                                              ----------------    ----------------
         Total current liabilities                                                       2,640               2,772
Long-term liability:
         Loan payable                                                                      655                 607
                                                                              ----------------    ----------------
Total liabilities                                                                        3,295               3,379
                                                                              ----------------    ----------------

SHAREHOLDERS' EQUITY:
Share capital                                                                           57,688              58,042
Share purchase loans receivable                                                          (124)               (114)
Cumulative translation adjustment                                                        (109)               (109)
Deficit                                                                               (13,304)            (11,418)
                                                                              ----------------    ----------------
Total shareholders' equity                                                              44,151              46,401
                                                                              ----------------    ----------------
Total liabilities and shareholders' equity                                         $    47,446         $    49,780
                                                                              ================    ================
